70 West Madison Street, Suite 3100 Chicago, Illinois 60602-4207 312.372.1121 • Fax 312.827.8000

DAVID C. SIENKO

312.807.4382

dsienko@bellboyd.com

Direct Fax: 312.827.8031

BY FAX NO. (202) 772-9368 and EDGAR

August 1, 2008

Ms. Carmen Moncada-Terry

Division of Corporation Finance

Mail Stop 7010

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Hecla Mining Company

Post-effective amendment to registration statement on Form S-4

Filed June 13, 2008

File No. 333-130682

Dear Ms. Moncada-Terry:

This letter is intended to supplementally respond to the additional telephonic comment of the staff on the post-effective amendment to registration statement on Form S-4 (File No. 333-130682) filed by Hecla Mining Company (“Hecla”) on June 13, 2008. The comment of the staff is included below and is followed by Hecla’s response.

Proposal 2: To Ratify and Approve Prior Actions of the Company

Comment: Please explain the effect of the potential invalidity of the actions taken by Independence Lead Mines Company subsequent to obtaining the Court Order from an Idaho court.

Response: In response to the staff’s comment, Hecla proposes to add the following disclosure:

As noted above, because (i) insufficient shares were represented at the September 23, 2005 special shareholders’ meeting to constitute a quorum or to approve the proposed amendment to the Company’s articles of incorporation and other actions, and (ii) the Company erroneously obtained a court order from an Idaho court rather than an Arizona court, the actions taken by the Company on and subsequent to September 23, 2005, particularly those which required shareholder chicago • san diego • washington

Ms. Carmen Moncada-Terry

August 1, 2008

and/ or board approval, may be invalid. The significant actions taken by the Company since September 25, 2005 are included in the list above. Although it is difficult for the Company to predict the potential ramifications of the invalidity of certain actions taken by it, among the possible impacts are lawsuits against the Company and its directors from shareholders of the Company and other third parties. For example, a shareholder could initiate a lawsuit seeking a declaratory judgment from a court that the number of shares of common stock authorized by the Company is limited to 5,000,000 shares, rather than the 5,780,737 which are purported to be currently outstanding, and that the excess shares are invalid. Any order nullifying the 780,737 excess shares might result in lawsuits claiming breach of contract or other statutory remedies in connection with the purchase of those shares. In addition, all other actions of the Company’s officers and directors may be void, voidable, or otherwise vulnerable to attack, including all other Company contracts, payment of directors fees, and private placements of common shares. In the event the Company faced such lawsuits, or other adverse impacts as a result of potentially invalid actions by the Company, the Company would be in breach of its representations, warranties and covenants contained in the Purchase Agreement, and Hecla would not be obligated to consummate the Asset Sale. If the Asset Sale does not occur, shareholders of the Company will not receive a distribution of Hecla Shares. In addition, as noted elsewhere in this proxy statement/prospectus, the failure to consummate the Asset Sale or other adverse financial impacts on the Company could, given the Company’s financial condition, imperil the ability to continue as a going concern or cause it to seek other extraordinary transactions or sources of funds, which may or may not be on terms as favorable to the Company’s shareholders as the proposed Asset Sale and Distribution. In the event that the Company does not consummate the Asset Sale, does not raise additional funds or engage in some other extraordinary transaction, and faces liabilities that would cause it to be unable to continue as a going concern, the Company could seek protection under applicable bankruptcy laws and shareholders would then face the risk of loss of their investment.

For your convenience, attached hereto are marked pages showing the changes to the proxy statement/prospectus that Hecla proposes to include in its next post-effective amendment to registration statement on Form S-4.

If the Staff has any questions or comments in connection with this letter, please telephone the undersigned at 312-807-4382.

Very truly yours,

/s/ David C. Sienko
David C. Sienko

Ms. Carmen Moncada-Terry

August 1, 2008

DCS:dcs

Copy:	Philip C. Wolf, Esq. (Hecla Mining Company)
Charles Cleveland, Esq. (counsel to Independence Lead Mines Company)

PROPOSAL 2:

TO RATIFY AND APPROVE PRIOR ACTIONS OF THE COMPANY

The Purchase Agreement requires, as a condition to the obligation of Hecla and Hecla Merger Company to complete the Asset Sale, that prior actions of Independence be ratified. Specifically, the Company’s shareholders are required to ratify all past actions purportedly taken by Independence that, under Arizona law, required the consent of Independence shareholders at a validly called and duly held meeting of the Company’s shareholders at which a valid quorum was present but for which the quorum requirement was not met. As a condition of closing the Asset Sale, the following past actions of the Company are required to be ratified: (i) amending Independence’s articles of incorporation to increase the number of authorized shares from 5,000,000 to 10,000,000, as the Company attempted to do at a special shareholders meeting held on or about September 23, 2005, (ii) all issuances of Company shares in excess of 5,000,000 shares, and (iii) the election of the Company’s board of directors at every purported annual meeting of the Company’s shareholders held between 1998 and 2007.

The Company called and held a special meeting of shareholders on September 23, 2005. At that meeting certain actions were undertaken, including: (i) amending the Company’s articles of incorporation to increase the number of authorized shares from 5,000,000 to 10,000,000, and (ii) the election of the Company’s board of directors. Because insufficient shares were represented at the meeting to constitute a quorum, the actions taken at the meeting were invalid. In an attempt to remedy the consequences of this quorum failure, the Company commenced an action in Shoshone County District Court (Shoshone County, Idaho) – despite being an Arizona corporation, not an Idaho corporation – for the Company (CV-05-636) and obtained an Order Confirming Action of Shareholders and Setting Quorum for Future Meetings from the District Court in and for Shoshone County, Idaho, granted on October 7, 2005. Upon obtaining the Order, the Company undertook the actions of increasing its authorized shares and electing directors at a shareholder meeting at which a quorum was not present. Accordingly, those and any other actions taken by the Company in reliance on the court order are potentially invalid. In addition, except for the purported meeting of September 23, 2005, no other shareholders’ meetings were held during the period beginning in 1998 through the present. Consequently, any documents executed, forms filed, actions undertaken, including but not limited to the following actions by the Company, may not have been validly undertaken under Arizona law:

Date	Actions

January 27, 1998	Approval of share repurchase program whereby the Company offered to repurchase shares from shareholders holding no more than 200 shares in order to relieve such shareholders of the inconvenience and cost of brokerage commission if sold in the open market. The program was terminated October 31, 1998. As result of the share repurchase program, the Company purchased a total of 6,793 shares at a price of $1.70 per share.

March 16, 1998	Approval of private placement of 50,000 common shares at $1.50 per share, primarily to the Company’s officers and directors. The purpose of the private placement was to raise working capital for company operations. The Company received $75,000 from the sale.

June 1999	Sale of surface rights in West Independence to the Riley Creek Lumber Company.

November 2, 1999	Approval of Mill Creek easement grant to East Shoshone County Water District.

Date	Actions

January 25, 2000	Approval of settlement of litigation with H. F. Magnuson & Co. over the over -issuance of 60,000 shares to the prior board of directors and the recording of notes payable to Magnuson. The settlement agreement between the Company and H.F. Magnuson & Company also resulted in cancellation of advances payable of $86,100 and all accrued interest ($20,831).

May 2000	Approval of sale of surface rights to all deeded property within DIA property to Louisiana Pacific.

April 2004	Approval of a private placement of 150,000 common shares at $0.80 per share.

Period Ended 12/31/04	During the year ended December 31, 2004 the Company sold 356,000 common shares at an average of $0.62 per share and issued 10,000 common shares to Mine Systems Design, Inc. (an unaffiliated third party) for services performed, valued at $0.80 per share

Nine Month Period ended September 30, 2005	Sale, via private placement of 154,000 common shares at an average price of $0.54 per share.

September 23, 2005	Approval of (i) increase in Company’s capitalization from 5,000,000 common shares, $1.00 par value, to 10,000,000 common shares, $0.10 par value; and (ii) election of the Company’s board of directors, namely Bernard C. Lannen, Forrest G. Godde, Robert Bunde, Gordon Berkhaug, and Wayne L. Schoonmaker.

March 2006	Approval of private placement of 100,000 common shares at an average price of $0.725 per share.

February 7, 2007	Approval of Shareholders Rights Agreement and private placement of 200,000 common shares at a price of $1.50 per share. The common shares sold are subject to a four year restriction unless certain conditions apply. A total of $270,000 was raised through the sale of 180,000 common shares in the private placement.

March 14, 2007	Approval of payment of retroactive director fees for the eight year period 1998 through 2005 (a total of $142,080).

March 22, 2007	Approval of a forward share split to all shareholders at the ratio of one additional share issued for each 10 shares held, subject to rounding upward in the case of fractional shares. The share split was effective July 11, 2007, and there was no record date.

September 25, 2007	Approval of payment of director fees for the year 2006 (a total of $19,200).

July 2007	Approval of formation of a subsidiary corporation, namely, Independence Resources, Inc., an Arizona Corporation.

December 2007	Review of due diligence and authorization of Bernard C. Lannen to represent the Company in negotiations with Hecla.

Date	Actions

January 22, 2008	Approval of the payment of director fees for the year 2007 (a total of $19,200).

As noted above, because (i) insufficient shares were represented at the September 23, 2005 special shareholders’ meeting to constitute a quorum or to approve the proposed amendment to the Company’s articles of incorporation and other actions, and (ii) the Company erroneously obtained a court order from an Idaho court rather than an Arizona court, the actions taken by the Company on and subsequent to September 23, 2005, particularly those which required shareholder and/or board approval, may be invalid. The significant actions taken by the Company since September 25, 2005 are included in the list above. Although it is difficult for the Company to predict the potential ramifications of the invalidity of certain actions taken by it, among the possible impacts are lawsuits against the Company and its directors from shareholders of the Company and other third parties. For example, a shareholder could initiate a lawsuit seeking a declaratory judgment from a court that the number of shares of common stock authorized by the Company is limited to 5,000,000 shares, rather than the 5,780,737 which are purported to be currently outstanding, and that the excess shares are invalid. Any order nullifying the 780,737 excess shares might result in lawsuits claiming breach of contract or other statutory remedies in connection with the purchase of those shares. In addition, all other actions of the Company’s officers and directors may be void, voidable, or otherwise vulnerable to attack, including all other Company contracts, payment of directors fees, and private placements of common shares. In the event the Company faced such lawsuits, or other adverse impacts as a result of potentially invalid actions by the Company, the Company would be in breach of its representations, warranties and covenants contained in the Purchase Agreement, and Hecla would not be obligated to consummate the Asset Sale. If the Asset Sale does not occur, shareholders of the Company will not receive a distribution of Hecla Shares. In addition, as noted elsewhere in this proxy statement/prospectus, the failure to consummate the Asset Sale or other adverse financial impacts on the Company could, given the Company’s financial condition, imperil the ability to continue as a going concern or cause it to seek other extraordinary transactions or sources of funds, which may or may not be on terms as favorable to the Company’s shareholders as the proposed Asset Sale and Distribution. In the event that the Company does not consummate the Asset Sale, does not raise additional funds or engage in some other extraordinary transaction, and faces liabilities that would cause it to be unable to continue as a going concern, the Company could seek protection under applicable bankruptcy laws and shareholders would then face the risk of loss of their investment.